No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announces signing of memorandum of understanding with Sony Group Corporation for strategic alliance in the mobility field.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: March 4, 2022

[Translation]

March 4, 2022

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

Honda Motor Co., Ltd. Announces Signing of Memorandum of Understanding with

Sony Group Corporation for Strategic Alliance in the Mobility Field

TOKYO, Japan, March 4, 2022 — Honda Motor Co., Ltd. (“Honda”) today announced that it has signed a memorandum of understanding with Sony Group Corporation (“Sony”) for a strategic alliance in the field of mobility (the “Memorandum of Understanding”).

1.	Background and Purpose of the Memorandum of Understanding

While the conventional concept of mobility has begun changing dramatically, Honda strives to be the one that takes the initiative in bringing about transformation and leads the advancements of mobility for the new generation. Today, Honda and Sony agreed to deepen discussion and exploration of forming a strategic alliance (the “Alliance”) that aims to create a new era of mobility and mobility services. The Alliance aims to bring together Sony’s expertise in the development and application of imaging, sensing, telecommunication, network, and entertainment technologies, with Honda’s mobility development capabilities, vehicle body manufacturing technology and after-sales service management experience cultivated over many years, to realize a new generation of mobility and mobility services that are closely aligned with users and the environment, and continue to evolve going forward.

2.	Summary of the Memorandum of Understanding

Honda and Sony intend to establish a joint venture (the “New Company”) through which they plan to engage in the joint development and sales of high value-added battery electric vehicles (EVs) and commercialize them in conjunction with providing mobility services. For further details, please also refer to the attached press release.

3.	Schedule

Going forward, Honda will carry out negotiations with Sony toward executing binding definitive agreements for the Alliance, with a goal of establishing the New Company within 2022, subject to the execution of the definitive agreements and relevant regulatory approvals. Sales of the first EV model from the New Company are expected to start in 2025.

4.	Outlook

Definitive agreements for the Alliance are planned to be signed after the final agreement and decision regarding the details of the Alliance. Honda will disclose any additional material developments in a timely manner.

- End -

Sony and Honda Sign Memorandum of Understanding for Strategic Alliance in Mobility Field

March 4, 2022, Tokyo, Japan – Sony Group Corporation (“Sony”) and Honda Motor Co., Ltd. (“Honda”) today announced that they have agreed to deepen discussion and exploration of forming a strategic alliance that aims to create a new era of mobility and mobility services. Specifically, the two companies have signed a memorandum of understanding that outlines their intent to establish a joint venture (“New Company”) through which they plan to engage in the joint development and sales of high value-added battery electric vehicles (EVs) and commercialize them in conjunction with providing mobility services.

The two companies will proceed with negotiations toward executing various definitive binding agreements, including a joint development agreement and a joint venture agreement, with a goal of establishing the New Company within 2022, subject to execution of the definitive agreements and relevant regulatory approvals.

This alliance aims to bring together Honda’s mobility development capabilities, vehicle body manufacturing technology and after-sales service management experience cultivated over many years, with Sony’s expertise in the development and application of imaging, sensing, telecommunication, network, and entertainment technologies, to realize a new generation of mobility and services that are closely aligned with users and the environment, and continue to evolve going forward.

Sales of the first EV model from the New Company are expected to start in 2025. The New Company is expected to plan, design, develop, and sell the EVs, but not own and operate manufacturing facilities, so Honda is expected to be responsible for manufacturing the first EV model at its vehicle manufacturing plant. It is expected that a mobility service platform will be developed by Sony and made available for the New Company.

Comment from Kenichiro Yoshida, Representative Corporate Executive Officer, Chairman, President and CEO, Sony Group Corporation

“Sony’s Purpose is to ‘fill the world with emotion through the power of creativity and technology.’ Through this alliance with Honda, which has accumulated extensive global experience and achievements in the automobile industry over many years and continues to make revolutionary advancements in this field, we intend to build on our vision to ‘make the mobility space an emotional one,’ and contribute to the evolution of mobility centered around safety, entertainment and adaptability.”

Comment from Toshihiro Mibe, Director, President, Representative Executive Officer and CEO, Honda Motor Co., Ltd.

“The New Company will aim to stand at the forefront of innovation, evolution, and expansion of mobility around the world, by taking a broad and ambitious approach to creating value that exceeds the expectations and imagination of customers. We will do so by leveraging Honda’s cutting-edge technology and know-how in relation to the environment and safety, while aligning the technological assets of both companies. Although Sony and Honda are companies that share many historical and cultural similarities, our areas of technological expertise are very different. Therefore, I believe this alliance which brings together the strengths of our two companies offers great possibilities for the future of mobility.”

Media inquiries:

Corporate Communications Department, Sony Group Corporation    Sony.Pressroom@sony.co.jp

Corporate Communications Department, Honda Motor Co., Ltd.    hondapr@jp.honda